5|1|02

02036512

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

RECD S.E.C.
MAY 1 6 2002
1086

For the month of May, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2002

TIME: 16:51:46

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Report for the quarter ended 31/03/02

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 April 2002
From	Bill Hundy	Pages	17
Subject	**Origin Energy Limited**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Attached is the Origin Energy Limited report for the quarter ended 31 March 2002.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

30 April 2002

Report for the quarter ended 31 March 2002
To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiary Origin Energy Resources Limited and partly owned subsidiary Oil Company of Australia Limited (OCA).

Highlights during the quarter were:

- Origin, through it subsidiary OCA, acquired major interests in the Fairview (PLs 90, 91, 92, 99 and 100 and ATP 526P) and Durham (ATPs 592P, 623P and 701P) coal seam gas (CSG) projects and other exploration permits in the Bowen Basin (ATP 584P) and the Surat Basin (ATPs 606P, 631P and 680P). The latter cover highly prospective Walloon Coal Measures areas. The interests were obtained from the Tri-Star Petroleum Company and through the acquisition of Transfield CSM Pty Ltd. OCA assumed the operatorship in a number of these permits.

- Origin, through its subsidiary OCA, participated in the drilling of 7 CSG wells in the Fairview field (PLs 90-92, 99, 100), brought on stream a further 4 CSG wells at Moura (PL 94) and progressed production testing of two CSG exploration wells north of Moura (ATP 564P) and of a four hole pilot program on the Talinga CSG field (ATP 692P). The latter project is testing the CSG potential of the Walloon Coal Measures. Seventy five kilometres of seismic data were also acquired over CSG fields.

- All participants in the Yolla (T/RL1) field have approved the development of the Yolla Gas field, the central component of the BassGas Project. Clough Engineering Limited has been identified as the preferred construction contractor for the development and execution of the staged engineering procurement and construction contracts is expected in May 2002. The project is scheduled to deliver gas to the Victorian market by the third quarter of 2004.

- A study on the feasibility of developing the Thylacine (T/30P) and Geographe (Vic/P43) gas fields is in progress. A further 1780 km of 2D seismic data were acquired in these permits.

- Seventeen development (16 gas/1 oil), two appraisal (2 gas) and two exploration (2 gas) wells were drilled in the Cooper/Eromanga Basins (SA and Qld) and cased and suspended as potential future producers (Origin/OCA did not participate in the casing and suspension of one of these wells).

- The Makino 1 exploration well, drilled in the New Zealand permit, PEP 38728, encountered a live oil column of 6.2 m (approximately 2.9 m net reservoir) and a residual column of 22.8 m. The well was plugged and suspended and the possibility of sidetrack is being considered.

- The Beharra Springs North 1 (L11) gas discovery well was completed and will be brought on stream in the next quarter.

- A New Royal 8 well in PL 21 in the Surat Basin was successful in encountering hydrocarbons in the primary Showgrounds Sandstone target. The well has flowed gas at 3.3 MMscfd.

- The Burlington United Lands 1 well in the onshore Gulf of Mexico has been completed as an oil and gas producer.

- Plans to drill Hovea 2 to appraise the Hovea oil discovery in the onshore Perth Basin were advanced. The well will be drilled as the second well in a farmin whereby Origin acquires a 50% interest in L1/L2.

- Origin has entered into an agreement whereby it will acquire a 57.5% interest in the offshore Perth Basin permit, WA-226P, and assume operatorship.

- OCA has entered into an agreement with Beach Petroleum NL and Mawson Petroleum NL whereby those companies will purchase OCA's interests in its Bodalla assets (ATP 269P and PLs 31, 32, 47 and 184) and in the Naccowlah Block of ATP 259P and associated PLs. Under the agreement OCA is entitled to the net income from these assets up until 22 February 2002.

- Origin has completed the sale of its interests in the Western Australian permits, EP 342, TP/9, WA-256-P and WA-257-P.

Report for the quarter ended 31 March 2002

1. SALES

The share of product sold during the quarter is summarised as follows:

Sales Volumes

Product	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2000/01	YTD 2001/02	YTD 2000/01
Natural Gas	PJ						
SA Cooper & SWQ		8.21	9.15		8.32	28.08	27.60
Otway Basin		1.51	1.79		1.10	5.39	5.08
Perth Basin		0.33	0.59		0.88	1.69	2.89
Carnarvon Basin		1.77	1.91		1.97	5.70	5.86
Coal Seam Gas		1.81	2.13		1.32	6.02	2.45
Surat / Denison		2.60	2.71		2.85	7.95	9.68
Total		16.23	18.28	-11%	16.44	54.83	53.56
Crude Oil	kbbls						
SA Cooper & SWQ		103.00	68.50		64.19	242.82	233.52
Surat / Denison		26.46	32.58		33.66	98.48	96.24
Eromanga		110.25	99.53		108.62	337.31	368.93
Total		239.71	200.61	19%	206.47	678.61	698.69
Condensate/naphtha	kbbls						
SA Cooper & SWQ		138.64	250.00		66.01	477.46	366.41
Otway Basin		9.63	7.56		7.03	24.84	27.04
Perth Basin		0.53	0.55		0.79	2.15	3.68
Surat / Denison		10.59	12.20		13.87	37.28	45.05
Total		159.39	270.31	-41%	87.70	541.73	442.18
LPG	ktonnes						
SA Cooper & SWQ		8.83	21.74		11.16	34.29	39.17
Surat / Denison		1.90	1.80		2.61	5.71	7.32
Total		10.73	23.54	-54%	13.77	40.00	46.49
Ethane	ktonnes						
SA Cooper & SWQ		11.25	11.93		11.62	34.42	34.24
Total		11.25	11.93	-6%	11.62	34.42	34.24
Total Sales	PJE	19.60	22.69		19.40	65.47	64.09
Sales Revenue ($000)							
External		57,861	73,495	-21%	59,508	198,641	201,297

Sales Volumes by Basin (PJE)

SA Cooper & SWQ	10.58	12.59		10.20	35.55	34.65
Otway Basin	1.56	1.83		1.14	5.52	5.23
Perth Basin	0.33	0.59		0.88	1.70	2.91
Carnarvon Basin	1.77	1.91		1.97	5.70	5.86
Coal Seam Gas	1.81	2.13		1.32	6.02	2.45
Surat / Denison	2.91	3.05		3.25	9.01	10.85
Eromanga	0.64	0.58		0.63	1.97	2.15
Total	19.60	22.69	-14%	19.40	65.47	64.09

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Eleven development wells were drilled and cased in the quarter including one oil development well and one gas development well spudded in the previous quarter.

Five gas wells were cased and suspended in the Moomba field, three in the Dullingari North field and one each in the Fly Lake and Coopers Creek fields. The Moomba 168 oil development well was drilled as a deviated well to intersect the Hutton Sandstone and was completed as a successful well over that reservoir.

A Deed of Settlement in relation to the Moomba plant fire in June 2001 has been executed by all of the Cooper Basin Producers and submitted to the Insurers who have accepted the claim for property damage and business interruption.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields),
PPL 168 (Interest 75.7143%, Redman gas field)

No significant development activity during the quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basins

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

Six development wells were drilled during the quarter, all being cased and suspended as future gas producers. Two wells were drilled in each of the Stokes and Munkah fields and the other wells were drilled in the Wackett and Ballera West fields.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

Cook 9 was drilled as a development well and was cased and suspended as a future oil producer.

PLs 31, 32 & 47 (Oil Company of Australia Limited 72.75% (Operator))

No significant development activity to report.

The Company has entered into an agreement to sell its interests in PL31 Bodalla South oil field, PL32 Kenmore oil field, and PL47 Black Stump oil field to Beach Petroleum NL and Mawson Petroleum NL.

PL 184 (Oil Company of Australia Limited 69.59% (Operator))

No significant development activity to report.

The Company has entered into an agreement to sell its interest in PL184 Thylungra gas and condensate field to Beach Petroleum NL.

ATP 259P - SWQ Unit (Oil Company of Australia Limited 0.2375%)

Six development wells were drilled during the quarter, all being cased and suspended as future gas producers. Two wells were drilled in each of the Stokes and Munkah fields and the other wells were drilled in the Wackett and Ballera West fields.

PLs 23, 24, 25, 26, 35, 36, 62, 76, 77, 78, 79, 82, 87, 105, 107, 109, 133, 149, 175, 181 & 182 - Naccowlah Block (Oil Company of Australia Limited 0.5%. OCA has a 1.25% interest in the Jackson-Moonie Pipeline)

No significant development activity to report.

The Company has entered into an agreement to sell its interests in ATP259P Naccowlah Block and associated PLs (excluding SWQ Unit subleases) to Mawson Petroleum NL.

2.2.2 Surat Basin

PLs 30, 56 & 74 / PPL 22 (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator) in PLs 56 and 74; Oil Company of Australia Limited 20%, Angari Pty Limited 55% (Operator) in PL 30)

No significant development activity to report.

PLs 53 and 174 / PPL 63 (Oil Company of Australia Limited 100% (Operator))

No significant development activity to report.

PLs 70 & 71 (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in PL 71; Oil Company of Australia Limited 100% (Operator) in PL 70)

No significant activity to report.

PLs 10, 11, 12, 28, 69 & 89 (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%); (Oil Company of Australia Limited 5.8075%, Oil Investments Ltd 19.1925% in Snake Creek East Exclusion Zone)

No significant activity to report.

PLs 21, 22, 27 & 64 (Oil Company of Australia Limited 64% (Operator), Oil Investments Limited 19% and Angari Pty Limited 4.5% in PLs 21, 22 and 27; Oil Company of Australia Limited 83% (Operator) and Angari Pty Limited 4.5% in PL 64)

The New Royal-8 oil appraisal well was drilled during February 2002. This well, which intersected the primary Showgrounds Sandstone target, was cased and suspended after wireline log analysis indicated the sandstone was hydrocarbon bearing and of good to excellent quality. Perforation and testing of this well occurred in March 2002 with gas flowing to surface at varying rates up to 3.3 MMscfd. Testing is continuing.

PL 14 / PPL 3 (Oil Company of Australia Limited 100% (Operator))

No significant activity to report.

2.2.3 Bowen Basin

PLs 41, 42, 43, 44, 45, 54, 67, 173 & 183 / PPLs 10 & 11 (Oil Company of Australia Limited 50% (Production Operator))

The Springvale 1 well was recompleted during the period to add the Reids Dome Beds as a producing unit. This zone had flowed 1.3 MMscfd from DST but had not been accessed during the initial completion. The zone was flowing to clean-up at the end of the report period.

Westgrove 7 was completed during the period over the Aldebran Sandstone unit. The Westgrove field is due for tie-in by July 2002. Early flow testing post perforation indicated an excellent producer with gas rates up to 5.6 MMscfd

PL 94 (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

Final commissioning of 4 development/appraisal wells (Moura 30-33) was completed in February 2002. Production increased to over 8 TJ/d as a result of this activity.

PL 101 (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%))

No significant activity to report.

PLs 90, 91, 92, 99, 100 (Oil Company of Australia Limited 7%)

OCA acquired a further interest in this permit from Tri-Star Petroleum Company in February 2002.

A total of 7 development wells were drilled during the period.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%) (Beharra Springs gas field)

Completion of Beharra Springs North 1 was finalised in late January with connection to the plant expected during the 2nd Quarter 2002.

2.3.2 Carnarvon Basin

L9 (Interest 56.55%, Tubridgi gas field)

Work has commenced on planning for the next round of water shut-offs. It is expected that they will occur in the 2nd Quarter 2002.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field)

There was no development activity during the quarter in the permit.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir)

There was no development activity during the quarter in the permit.

2.5 Tasmania

2.5.1 Bass Basin

T/RL1 (Interest 37.5%)

Following evaluation of the tenders that were received for the upstream scope of work, Clough Engineering Limited was selected as the preferred engineering/ procurement/construction contractor for the platform and offshore raw gas pipeline. Clough also provided a tender for the onshore gas pipelines and the gas plant. Execution of the staged engineering procurement and construction contracts for the development is expected in May 2002.

The EES/EIS for the development was placed on Public Exhibition for a six week period. Around 20 submissions were received from interested parties. The next stage in the Environmental and Regulatory Approvals process is that the Victorian Government will convene a Panel Hearing, the purpose of which is to review the EES/EIS, consider any submissions and then make a recommendation to the Minister in relation to the adequacy of the documentation provided.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

The gas appraisal well, Meranji North 1, was spudded in December 2001. After encountering mechanical difficulties the well was sidetracked and then cased and suspended in January as a future gas producer from the Patchawarra Formation.

Tirrawarra South 1 was drilled as a gas appraisal well, and cased and suspended as a future liquids-rich gas producer from the Patchawarra and Tirrawarra reservoirs. This well was a significant step-out drilled between the Tirrawarra and Gooranie fields.

Verona permit (PPL 158) which are located north east of and adjacent to the Cuttapirrie Field in the Patchawarra East Block.

New Exploration Permit Block CO-99E (Interest 100%)

The first meeting of the legal representative for the CO-99E exploration block was held with the legal representatives of the aboriginal claimant groups. The claimants have indicated a preference for a similar agreement to that agreed for the CO-98 blocks but are considering some alternative options.

3.1.2 Otway Basin

PEL 27 (Interest 100.0%)

Interpretation and mapping of the Nampara Seismic Survey data will be undertaken during 2002. This survey will detail oil-prone prospects near to the non-commercial Killanoola 1 oil discovery.

PEL 32 (Interest 75.7143%)

Reprocessing of the entire Haselgrove and Balnaves 3D seismic surveys commenced during the quarter and is expected to be completed in the next quarter. The reprocessing is designed to improve data quality in poor data areas to allow mapping of any prospects located in those areas.

PEL 57 (Interest 50%)

Documentation to formalise the renewal of PEL 57 for a further 5-year term was completed during the quarter. The Year 1 program of the renewal is for the acquisition of a High Resolution Gravity Survey and 50kms of 2D seismic data. These will be acquired over the Summer Hill and Orana leads respectively with recording planned to early in the next quarter.

PEL 66 (Interest 70%)

The operator continues to undertake geological and geophysical studies to evaluate the prospectivity of the permit.

PEL 72 (Interest 62.5%)

Origin withdrew from PEL 72 effective 25 March 2002. This decision was reached after a prospectivity review that incorporated the results of the most recent well, McNamara Park 1. McNamara Park 1 was unsuccessful due to poor top seal development.

PEL 83 (Interest 60%)

Interpretation and mapping of the 65 km^2 St George 3D Seismic Survey was completed during the quarter. An application was lodged with PIRSA to vary the work program so that the Year 2 (1 well and geological and geophysical studies) and Year 3 (geological and geophysical studies) programs are swapped.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

One SWQ exploration well, Stokes Central 1, was drilled during the quarter. The well was cased and suspended by the Operator as a less than all parties project with Origin and OCA electing not to participate in the completion.

Tellus South 1, which was spudded in December, reached TD in mid January and was cased and suspended as a future gas producer.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant exploration activity during the quarter.

ATP 259P - Naccowlah Block (Oil Company of Australia Limited 0.5%)

No significant exploration activity to report.

The Company has entered into an agreement to sell its interest in ATP 259P Naccowlah Block to Mawson Petroleum NL.

ATP 269P (Oil Company of Australia Limited 52.376% (Operator))

No significant exploration activity to report.

The Company has entered into an agreement to sell its interest in ATP 269P to Beach Petroleum NL.

ATP 633P (Oil Company of Australia Limited 50% (Operator))

Awaiting grant of title. The Joint Venture has elected to enter into a group Right-To-Negotiate process under the Commonwealth Native Title Act in order to facilitate granting of the title and has met with the State Government and the land council to develop a process to expedite the Right-To-Negotiate process.

3.2.2 Surat Basin

A review of previous prospectivity studies has been undertaken in order to formulate the future direction of exploration within the Oil Company of Australia operated western Surat Basin permits following the termination of the Farmin Agreement with Nexus Energy Aust. NL on 2 January 2002.

ATP 212P (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator))

No significant activity to report.

ATP 336P (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%)

No significant activity to report.

ATP 375P (Oil Company of Australia Limited 100% (Operator))

No significant activity to report.

ATP 470P Redcap & Rolston (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in ATP 470P Redcap; Oil Company of Australia Limited 100% (Operator) in ATP 470P Rolston)

No significant activity to report.

ATP 471P Weribone Pooling Area (Oil Company of Australia Limited 50.64% (Operator))

No activity to report.

ATP 606P (Oil Company of Australia Limited 68.6% (Operator))

OCA acquired an interest in this permit from Tri-Star Petroleum Company in February 2002 and assumed operatorship.

No significant activity to report.

ATP 631P (Oil Company of Australia Limited 72.4% (Operator))

OCA acquired an interest in this permit from Tri-Star Petroleum Company in February 2002 and assumed operatorship.

No significant activity to report.

ATP 680P (Oil Company of Australia Limited 100% (Operator))

OCA acquired an interest in this permit from Tri-Star Petroleum Company in February 2002 and assumed operatorship.

No significant activity to report.

ATP 692P (Oil Company of Australia Limited 50% (Operator))

A four hole pilot program in the Talinga field was progressed during the period. Production testing of the pilot commenced in February 2002 following completion of water evaporation ponds.

A 50.088 km seismic survey was recorded over Talinga in February/March 2002.

3.2.3 Bowen Basin

ATP 337P (Oil Company of Australia Limited 50%)

Detailed interpretation of specific high graded areas from the northern Denison aeromagnetic survey is in progress.

ATP 525P (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%)

Queensland Gas Company Limited informed OCA during this period that they would be withdrawing from the farmin. OCA has applied to relinquish this permit.

ATP 526P (Oil Company of Australia Limited 7%)

OCA acquired a further interest in this permit from Tri-Star Petroleum Company in February 2002.

No significant activity to report.

ATP 553P (Oil Company of Australia Limited 50%)

No significant activity to report.

ATP 564P (Oil Company of Australia (Moura) Pty Ltd 50%)

Production testing of the Mungi 1 and Harcourt 1 exploration wells continued during the period.

A 24.690 km seismic survey was recorded over Harcourt in February 2002.

ATP 584P (Oil Company of Australia Limited 63.6% (Operator))

OCA acquired an interest in this permit from Tri-Star Petroleum Company during February 2002 and assumed operatorship.

There was no exploration activity to report.

ATP 592P (Oil Company of Australia Limited 63.6% (Operator))

OCA acquired an interest in this permit from Tri-Star Petroleum Company during February 2002 and assumed operatorship.

There was no exploration activity to report.

ATP 602P (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

No significant activity to report.

ATP 623P (Oil Company of Australia Limited 72.4% (Operator))

OCA acquired an interest in this permit from Tri-Star Petroleum Company during February 2002 and assumed operatorship.

There was no exploration activity to report.

ATP 701P (Oil Company of Australia Limited 98.3% (Operator))

OCA acquired an interest in this permit (which is under application) from Tri-Star Petroleum Company and also acquired the company, Transfield CSM Pty Ltd.

3.3 Victoria

3.3.1 Otway Basin

PEP 159 (formerly PEP 101) (Interest 75%)

AVO (amplitude verses offset) studies were completed during the quarter on seismic data over the Gartcarrong, Findra and Bangana prospects. A joint venture meeting is planned for the next quarter to determine the current Year 2 well commitment.

PEP 152 (formerly PEP 111) (Interest 50.51%)

Port Fairy 1 was drilled as a less than all parties well during the quarter. Origin evaluated the opportunity to participate in the well and declined. The primary objective of the well was the Waarre Sandstone which was absent at the location. A testing program was undertaken by the participants in the well on secondary targets following the running of casing but this failed to produce hydrocarbons.

PEP 160 (formerly PEP 119) (Interest 40%)

The Operator is undertaking planning activities in respect of the acquisition of a 200km seismic survey, expected to commence recording early in the next quarter.

PEP 150 (gazettal block VIC/099(1)) (Interest 75%)

Prior to award of this permit it is necessary to proceed through the Right to Negotiate process or to reach an Indigenous Land Use Agreement in relation to Native Title claims over those parts of the permit that comprise Crown Lands. This process is continuing.

VIC/P43 (Interest 30%)

Studies by Woodside, to which permit operatorship was transferred with effect from 1 January 2002, are in progress to assess the feasibility of developing the Geographe field. Approximately 280km of 2D seismic data were acquired and are being evaluated.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30%)

Studies by Woodside, to which operatorship was transferred with effect from 17 February 2002, are in progress to assess the feasibility of developing the Thylacine field. Approximately 1500km of 2D seismic data were acquired and are being evaluated.

3.4.2 Bass Basin

T/18P (Interest 41.4%)

Interpretation of data from the Shelduck 2D Seismic Survey, acquired in June 2001, is in progress, as is the reprocessing of approximately 280km of existing seismic data over the Trefoil prospect.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0%)

Evaluation of the results from the recent drilling program is continuing.

The Department of Mineral and Petroleum Resources is yet to respond on the application, submitted in December 2001, for renewal of EP 320 for a further 5-year term.

EP 413 (Interest 49.18%)

Final processing of the Ularino 2D data has confirmed the presence of the Jingemia prospect, 5 kilometres to the southwest of the recently drilled Hovea 1 well in licence area L1. This opportunity will now be assessed against other Year 3 drilling candidates, with a recommended drilling location to be proposed to the Joint Venture in the 2nd Quarter 2002.

Drilling of the Year 3 commitment well is forecast to occur in the second or third Quarter of 2002 in association with the Hovea 2 well in L1.

L1 and L2 (Acquiring 50% Interest)

Processing of the 56 km^2 Hovea 3D seismic survey is nearing completion. It is expected that a final product will be available for interpretation and selection of the Hovea 2 location early in the next quarter.

Processing for the Hibbertia 3D seismic survey has been progressing slowly whilst the Hovea 3D is high graded. Preliminary processed lines indicate data quality to be equivalent to that seen in the Beharra Springs 3D seismic survey at the same point in the processing sequence.

Drilling of Hovea 2 is on schedule for a spud date on or about 15 May. Hovea 2 will be drilled by Origin as the second farm-in well.

EP 368 (Acquiring 15% Interest)

Re-processing of 56 km of the poor quality DR97 seismic data is ongoing.

WA 226P (Acquiring 57.5% Interest)

Documentation formalising the agreement whereby Origin will acquire a 57.5% interest in the permit and assume operatorship of WA 226P has been executed by all parties and is being submitted for registration.

Discussions with potential drilling contractors and planning for the drilling of the well are continuing. Tenders for the drilling of the well have been called and are being reviewed.

It is expected that the Morangie 1 well will be drilled during the 4th Quarter 2002.

3.5.2 Carnarvon Basin

EP 342, TP/9 (Interest 25.24%)

Origin Energy Resources Limited (OERL) has completed the sale of its interests in these permits to Apache Northwest Pty Ltd.

WA-256-P (Interest 15.57%))

Origin Energy Resources Limited (OERL) has completed the sale of its interests in this permit to Wandoo Petroleum Pty Ltd.

WA-257-P (Interest 24.9%)

Origin Energy Resources Limited (OERL) has completed the sale of its interests in this permit to Wandoo Petroleum Pty Ltd.

WA-8-L (Interest 10%)

Origin Energy Resources Limited (OERL) is finalising a Sale and Purchase Agreement with Santos Ltd with respect to OERL's equity in the licence.

3.6 Northern Territory/Western Australia

3.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator is continuing to pursue marketing efforts to commercialise the field, including holding discussions with other operators in the area to investigate the possibility of incorporating of Petrel into other developments and initiating a number of technical studies into alternative development and drilling concepts.

3.7 New Zealand

3.7.1 East Coast Basin

PEP 38328 (Interest 37.5%)

Interpretation of the reprocessed data began in March 2002. Significant improvements in seismic data quality have been achieved.

This work is being undertaken in conjunction with PEP 38332.

PEP 38332 (Interest 37.5%)

Interpretation of the reprocessed data began in March 2002. Significant improvements in seismic data quality have been achieved.

This work is to be undertaken in conjunction with PEP 38328.

PEP 38330 (Interest 22.5%)

The Waingaromia 2 well will now likely spud early in the next quarter. All planning and consents have been obtained.

PEP 38718 (Interest 20%)

Reprocessing of approximately 200km of seismic data will be undertaken during second quarter of 2002. Agreement has been obtained with New Zealand Crown Minerals that this will be undertaken in place of the 30km of seismic acquisition previously committed to.

PEP 38728 (Interest 15%)

The exploration well, Makino 1, spudded on 10 December 2001 and was drilled to a TD of 4500 mGL. On 21 March 2002, the rig was released with the well having been plugged and suspended.

Makino 1 penetrated the base of the overthrust drilling into an interpreted net live oil column of 2.9m, underlain by 3.3m of live oil in non-net reservoir rock and with a 22.8m residual oil column below.

The current plan is to evaluate the results of the well to date and determine the value of sidetracking from the current location. A possible timeframe for such a sidetrack is October 2002.

Origin Energy Resources NZ Limited reduced its interest in the permit to 15% with a farmin arrangement (effective 11 December 2001) with Preussag Energie GmbH which contributed to the drilling of Makino 1.

PEP 38729 (Interest 25%)

Opito1 is scheduled to spud early in the second quarter of 2002. The well is designed to test the Eocene Kapuni Group Sandstones below Triassic aged Murihiku Supergroup metasediments.

3.8 United States of America

3.8.1 Gulf of Mexico (Onshore)

The Burlington United Lands 1 well was completed as an oil and gas producer in the shallow Marg A Unit during the period. The well is scheduled for first production in June 2002. The Company has earned a 9.83% interest in the prospect area around the well.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure A$'000	This Quarter	Previous Quarter	% Change	3rd Quarter 2000/01	YTD 2001/02	YTD 2000/01
Exploration / Appraisal	9,574	15,753	-39%	5,313	45,970	22,415
Development / Plant	12,691	19,835	-36%	23,028	51,068	62,722
Total	22,265	35,588		28,341	97,038	85,137

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/05/2002

TIME: 15:01:51

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 May 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary full paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price $3.20 Expiry date 2 January 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the rules of the Origin Energy Senior Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 May 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	647,706,879	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,320,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 7 May 2002
Company Secretary

Print name: William M Hundy

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/05/2002

TIME: 15:41:49

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Macquarie Equities Infrastructure & Utilities Conference

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 May 2002
From	Bill Hundy	Pages	1
Subject	**MACQUARIE EQUITIES INFRASTRUCTURE & UTILITIES CONFERENCE**		

For your information we advise that the presentation which was delivered at the above conference is available on our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

Macquarie Equities Infrastructure and Utilities Conference

May 2002

In eastern Australia end use sales of natural gas and electricity exceed $22 billion pa*, with sales of related products and services estimated at $6.5 billion pa*.



1000
500
0
-500
Eastern Australia End Use Energy Sales (PJe)
Natural Gas and Electricity
10%
5%
0%
-5%
Year on Year change in GDP (%)
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
Financial Year Ending June 30
Electricity
Natural Gas
GDP (YOY % Change)

* Source: ABARE

\+ Source: Public information and Origin Energy estimates

- Growth in energy use has continued even through times of recession
- Since 1995 deregulation and privatisation has significantly changed the industry
- Over A$50 billion of energy assets have been bought / sold since 1995 +

The market has also split into regulated (pipelines, poles & wires) and competitive (upstream, generation & retail) segments

Companies pursued different strategies in this market

	Gas Prod'n	Power Gen.	Net-works	Retail
Origin	✓	✓	✓	✓
AGL		✓	✓	✓
United			✓	
Aust P'line Trust			✓	
Envestra			✓	
GasNet			✓	
Woodside	✓			
Santos	✓			
Oil Search	✓			
Qld Gas Co	✓			
Sydney Gas co	✓			
Pacific Hydro		✓		
Energy Devp's		✓		
International	1	10	5	1
Government	-	7	8	6

- Origin focused on the competitive segment and adopted an integrated strategy
- Asset sales attracted overseas participants, but many misjudged the profitability & constraints of individual market segments. Many are now leaving Australia
- Privatisation of electricity assets in NSW and Qld has not proceeded, leaving several Government owned participants

Origin's strategy was designed to provide sufficient opportunities for growth whilst adequately managing associated risks

Over the past few years Origin has implemented its strategy through a series of divestments, acquisitions and developments


Strengthened Perth Basin position: new gas and oil discoveries
Developed Roma Power Station: $31 m
Developed & recently acquired ($50 m) coal seam gas interests
Developed Bulwer Island power project: $57 m
* Sold gas distribution assets to Envestra: $917 m
Developed Osborne Cogen plant: $9 m
Purchased Energy 21 gas retailing business: $474 m
Purchased Worsley Cogen plant : $69 m
Developed Quarantine power plant: $80 m
Purchased Powercor electricity retailing business: $315 m
Established leading exploration position in the Bass and Otway basins. Purchased Otway Basin producing assets

Origin energy

These activities are now contributing to growth and profit improvement across the business segments

	Jul 1997	Jan 2002	% change
Upstream Reserves (PJe*)	896	1,350**	+ 51%
Generation Interests (MW)	< 200	596	+ 198%
Retail customers (million)	0.65	1.8	+ 177%
Annual Retail Sales (energy basis - PJe*)	66	175	+ 165%
Networks under management (kms)	8,500	18,400	+ 116%

* PJe - Petajoules equivalent

** Approximate, unaudited: 2P Reserves plus Scope for Recovery at 30 June, plus reserves from CSG acquisition early 2002, less estimated production and asset disposal

Origin energy

The integrated position allows Origin to grow its business while effectively managing risk.......

- Upstream portfolio focused on south east Australian markets ensures long term access to competitive gas resources
- Flexible gas supply portfolio of contractual and physical gas lowers cost structure
- Investments in competitive natural gas fired peaking and intermediate power plants improves management of gas take-or-pay and lowers cost of electricity risk management
- Matching production and retail positions reduces exposure to price volatility
- Large scale retail business lowers cost of service
- Stranding risk is mitigated by minimising variable cash costs wherever possible.

......and provides stability of cash flows despite variations at the segment level

Origin energy

Stable and growing cash flows are complemented by a conservative gearing policy appropriate for the sector

(A$ in Millions)

	FYE 00	FYE 01	Dec 01
Total Revenue	1,524.7	1,679.3	2,066.1
EBITDA	271.4	305.2	342.6
EBIT	131.1	173.3	190.3
Net Interest Expense	30.0	31.7	38.1
Profit After Tax	5.8[a]	103.6	108.8
EBITDA / Net Int. Exp.	9.1x	9.6x	9.0x

Note: Dec 01 results represent 12 months ending December 2001
(a) Includes significant items of A$107.5mm.

(A$ in Millions)

	FYE 00	FYE 01	Dec 01
Cash	18.7	15.9	21.1
Total Assets	2,231.3	2,828.8	2,873.8
Total Debt	449.6	743.0	567.0
Shareholders' Equity	1,240.4	1,328.4	1,569.4
Net Debt / Total Equity	35%	55%	35%
Total Debt / Total Cap.	27%	36%	27%

- Origin has maintained a consistent strong interest cover
- Commitment to maintain target gearing of up to 50% in the course of normal business
- This provides freedom to pursue acquisitions without immediate recourse to capital markets
- Proven ability to source equity - in 2001 raised $200 million equity via Share Purchase Plan and institutional placement

Origin energy

Market capitalisation has grown threefold over the last two years and liquidity has increased significantly



Market Capitalisation (A$,million)
$2,500
$2,000
$1,500
$1,000
$500
$-
6 Month Liquidity (A$,million)
$1,200
$1,000
$800
$600
$400
$200
$351
$289
$554
$882
21/02/2000 22/08/2000 21/02/2001 23/08/2001 22/02/2002
Market Cap
6 Month Liquidity
Trend in market capitalisation

- Immediately following the demerger from Boral in February 2000 many international institutions sold down Origin Energy
- International shareholders constituted less than 3% of the stock in the first six months post demerger.
- International shareholders now constitute about 10% of the stock
- Most large Australian funds are now represented strongly on the register
- Origin retains retail appeal with over 110,000 shareholders

Origin energy

Origin has exceeded the original TSR targets set for management and has outperformed most comparable companies



TSR
1st March 2000 to 22nd April 2002
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
WOOLWORTHS
ORIGIN ENERGY
WESFARMERS
FOODLAND
LEIGHTON
CC AMATIL
JUPITERS
BORAL
CSL
WESTFIELD HOLDINGS
SANTOS
JAMES HARDIE
CSR
MAYNE NICKLESS
AMCOR
LION NATHAN
RIO TINTO
GOODMAN FIELDER
WMC
QANTAS
WOODSIDE
BHP
BRL HARDY
ORICA
ARISTOCRAT LEISURE
SOUTHCORP
COLES MYER
AGL
TAB (NSW)
NATIONAL FOODS
TABCORP
GWA INTERNATIONAL
HARVEY NORMAN
MIM HOLDINGS
FOSTERS BREWING
BRAMBLES
UNITED ENERGY
PACIFICA
PACIFIC DUNLOP
TELSTRA
VILLAGE ROADSHOW
OIL SEARCH
LEND LEASE
FCL FORESTS
ENERGY DEVELOPMENTS
Southern Pacific Pet. NL
BRITISH AMERICAN TOBACCO
HUTCHISON TELCO

- Origin has provided a TSR of nearly 60% on an annualised basis measured from 1 March 2000 (1 week after listing)
- This substantially exceeds management targets and places Origin second only to Woolworths on this measure over this timeframe
- The performance of other energy companies is highlighted

In 2001 Origin Energy was given an inaugural rating by Standard & Poors and in April 2002 issued its first MTN

- Credit rating a solid BBB+ / A-2 with possible upside potential based on target net debt / equity of 50%
- MTN successful in raising $180 million for 5 year term
- Strong capital market investor support for an inaugural issue as evidenced by
  - 5 year term
  - Competitive pricing (0.90% over 5 year semi-annual swap)
  - Widely distributed investor base
- Investor feedback
  - A unique opportunity to invest in an energy company with a sound risk management strategy

Proceeds from the MTN will be used to repay existing bank debt, thereby freeing up committed funding facilities for future growth

Origin energy

Looking ahead, growth will be driven by development of new projects and further industry consolidation


* Projects contributing in the Jan-Jun half 02
Projects initiated but not yet contributing
Submission for Townsville gas and power project
Acquisition of Fairview / Durham coal seam gas assets
* Perth Basin gas and oil discoveries
* Quarantine power station : 95 MW
* Integration of retail electricity business and tariff increases
* Worsley Cogeneration : 120 MW
SEAGas pipeline
Commercialisation of BassGas project
Offshore Otway Basin appraisal and development

Capital expenditure on growth projects can be largely funded from Origin's strong cash flow



Growth Capital Expenditure Requirements
Compared with Dec-01 Free Cash Flow
Capital Expenditure by Period (A$,million)
$200
$150
$100
$50
$-
Current Free Cash Flow of $110 million per half-year
Jan - Jun 01
Jul - Dec 01
Jan - Jun 02
Jul - Dec 02
Jan - Jun 03
Jul - Dec 03
Jan - Jun 04
Jul - Dec 04
Ongoing Projects
Otway
SEA Gas
Quarantine (OCGT)
CSG
BassGas
FRC
Quarantine (CCGT)

- Ongoing Projects include exploration and development around producing areas
- Estimated commitments for newly acquired CSG acreage highlighted
- SEAGas, BassGas and offshore Otway developments included
- Initial expenditure on Quarantine OCGT shown, with potential expansion to CCGT highlighted

In the NEM, current & committed capacity will meet projected demand until ~2008

- ESAA & NEMMCO forecast demand to increase by 7000MW this decade
- Qld long generation with over 2500MW added or committed 1999-2003, plus NSW I/C
- NSW long with ~2000MW mothballed, plus Qld I/C
- Vic & SA short. Newly committed gas capacity & I/C expansions meet near term, but more needed mid decade
- 2000 MW needed to meet new MRET obligation



Capacity (MW)
40000
35000
30000
25000
20000
15000
10000
5000
0
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Year
Gas - Peak
Hydro
Gas - Int.
Coal - Black
Coal - Brown
MRET
Peak Demand & Reserve
Average Demand

Growth is expected to continue in the Australian gas industry, although more slowly than previously thought



Australian Domestic Gas Consumption
(Petajoules per annum)
Annual Consumption (PJ)
1750
1500
1250
1000
750
500
2001-adj
1999
1997
1995
1993
400+ PJ/a
3.6 TCF from 2000 to 2010
Over 6 TCF in total
1990
1995
2000
2005
2010
2015
Year ending June 30

Source: ABARE Forecasts

- 2001 ABARE demand forecast based on integrated econometric models sees gas demand growing by over 3.5% per annum
- However earlier studies based on less strict methodology were exceedingly optimistic
- In 2004 the difference between the 1997 and 2001 forecasts is over 400 PJ per annum
- From 2002 to 2010 the difference in demand is 3.6 TCF of gas and the shaded area represents 6 TCF to 2015
- The difference in supply requirements equates to a new gas province.

The earlier unrealistic forecasts for gas demand led to a view that eastern Australia faced tight gas supply

The earlier high growth forecasts included significant gas-fired power generation, ignoring the competitive position of gas-fired vs. coal-fired generation



Total Operating Cost ($/MWh)
$70
$60
$50
$40
$30
$20
$10
$-
OCGT
CCGT
Brown Coal (Vic)
Black Coal (NSW & QLD)
SRMC
Capital Recovery

Source: Based on IRPC Stage 1 Report, October 2001. Adjusted for Origin Energy gas cost estimates

- In competitive markets with excess capacity short run marginal cost (SRMC) drives prices
- Without other incentives coal is most competitive for base load generation
- Ease of entry of coal fired generators exposes base load gas generation to high stranding risks
- Gas fired plants are easier to switch on and off allowing them to service intermediate and peaking loads cost effectively, but use only small gas volumes

Origin energy

Gas powered generation is cost competitive with new coal for intermediate & peak operation

- Gas turbine based technologies are most competitive for new power plants needed by market
- Development times are short
  - 6-9 months for Open Cycle
  - 18-24 months for Combined Cycle
- Modular gas sizes (40-250MW) mean forecast unmet load growth should not get large enough to support economic sized new brown coal plant (500-1000MW)
- Gas now sets medium term market prices for all generation modes in SA & Vic



$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
AFMA
Q1 PEAK
AFMA
PEAK
AFMA
FLAT
Peaking
Intermediate
Baseload
Coal - Brown
Coal - Black
CCGT
OCGT

Origin is well placed to capture these opportunities as demonstrated by the successful Roma, Ladbroke Grove and Quarantine projects

Origin energy

Origin Energy has entered deregulation of the energy markets with the firm view it is a unique opportunity

- Origin Energy has managed to convert an assortment of assets inherited pre-deregulation into a focused and dynamic business
- The integrated nature of the business provides significant risk management advantages and has consistently delivered opportunities for growth
- A strong and experienced management team has been able to capitalise on these opportunities, and bring Origin to the forefront of new projects
- Shareholders have benefited significantly from the company's ability to deliver on its promises

Origin energy

Macquarie Equities Infrastructure and Utilities Conference

May 2002

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/05/2002

TIME: 10:47:58

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

UBS Warburg Resources Conference

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 May 2002
From	Bill Hundy	Pages	1
Subject	**UBS WARBURG RESOURCES CONFERENCE**		

For your information we advise that the presentation which will be delivered at the above conference is available on our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

origin energy

UBS Warburg Resources Conference

May 2002

Australian investors wishing to invest in energy and infrastructure companies have a variety of choices


Market Capitalisation (A$, millions)
10,000
8,000
6,000
4,000
2,000
-
BHP Billiton
Woodside
Santos
AGL
Origin Energy
Oil Search
United Energy
AlintaGas
APT
Envestra
PHY
ENE
Novus
GasNet
Tap Oil
AWE
Roc Oil
ARC

- These include:
  - Large diversified resource companies;
  - Oil & gas specialists;
  - Utility companies;
  - Renewable focus companies; and
  - Origin Energy
- Origin is unique in spanning the competitive sectors of the gas supply chain

This strategy was chosen to provide more opportunities for growth and effective risk management

 * BHP Billiton Market Cap approx $40 billion

Origin has grown all sectors of its business over the last five years (3 as part of Boral)

	Jul 1997	Jan 2002	% change
Upstream Reserves (PJe*)	896	1,350**	+ 51%
Generation Interests (MW)	< 200	596	+ 198%
Retail customers (million)	0.65	1.8	+ 177%
Annual Retail Sales (energy basis - PJe*)	66	175	+ 165%
Networks under management (kms)	8,500	18,400	+ 116%

* PJe - Petajoules equivalent

** Approximate, unaudited: 2P Reserves plus Scope for Recovery at 30 June, plus reserves from CSG acquisition early 2002, less estimated production and asset disposal

Origin energy

Solid performance and the demonstrated ability to bring projects to completion has seen market capitalisation grow threefold over the last two years



$2,500
$2,000
$1,500
$1,000
$500
$-
Market Capitalisation (A$,million)
$1,200
$1,000
$800
$600
$400
$200
6 Month Liquidity (A$,million)
$351
$289
$554
$882
21/02/2000 22/08/2000 21/02/2001 23/08/2001 22/02/2002
Market Cap
6 Month Liquidity
Trend in market capitalisation

- Immediately following the demerger from Boral in February 2000 many international institutions sold down Origin Energy
- International shareholders constituted less than 3% of the stock in the first six months post demerger.
- International shareholders now constitute about 10% of the stock

This growth together with increased investor interest has seen significant increase in liquidity

Origin energy

The Upstream (E&P) sector has traditionally been the cornerstone of Origin cash flows



EBITDA by Half Year (A$,million)
250
200
150
100
50
0
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Upstream
Other

- Upstream EBIT has averaged around $100 million per half over the last few years
- Most growth has occurred in Retail and Generation
- Growth in these areas means Origin does not find international expansion of its E&P business a driving imperative
- On the contrary Origin has been able to reposition its Upstream assets with a gas focus in what were unfashionable resource areas close to markets

The Cooper Basin assets remain central to these cash flows, but new projects in the Bass, Otway and CSG areas will play an increasing role in the future

Origin has a reserves and production position that is deliberately gas focussed


Reserves* (PJe)
150
1200
Production (PJe)
12 months to June 2001
12
69
Gas
Liquids

pproximate, unaudited. Reserves Proved + bbable except the Offshore Otway (Thylacine and ographe discoveries - 260 PJE) designated as cope for Recovery". Adjusted to include 180 PJ of oved + Probable CSG reserves purchased in oruary 2002, less sale of assets and production

With gas as the main commodity it is imperative that Origin has a market focus in all its activities

review of ABARE forecasts covering the period of nergy deregulation shows a marked change in outlook



Australian Domestic Gas Consumption
(Petajoules per annum)
1750
1500
1250
1000
750
500
2001-adj
1999
1997
1995
1993
400+ PJ/a
3.6 TCF from 2000 to 2010
Over 6 TCF in total
1990
1995
2000
2005
2010
2015
Year ending June 30

Source: ABARE Forecasts

- 2001 ABARE demand forecast based on integrated econometric models sees gas demand growing by over 3.5% per annum
- However earlier studies based on less strict methodology were exceedingly optimistic
- In 2004 the difference between the 1997 and 2001 forecasts is over 400 PJ per annum
- From 2002 to 2010 the difference in demand is 3.6 TCF of gas and the shaded area represents 6 TCF to 2015
- The difference in supply requirements equates to a new gas province.

The earlier unrealistic forecasts for gas demand led to a view that eastern Australia faced tight gas supply

This encouraged the perception of lack of local resources. Stranded gas in remote locations became the most promoted alternative



From offshore Northern Territory
From Papua New Guinea
From offshore Western Australia
WA
NT
SA
Qld
NSW
Vic
Tas

- Supply envisaged from:
  - PNG;
  - Timor Sea; or
  - NWS
- Such projects are characterised by:
  - Large capital investments ($billions)
  - Large start up load (100 - 200 PJ min)

But the significant risk of asset stranding has made these projects difficult to crystallise

Origin energy

An update of AGSO reserves assessments combined with Origin Energy estimates shows large gas reserves in eastern Australia

Gas Reserves (TCF)	Cooper Basin	Gippsl'd Basin	Bass / Otway	Coal Seam Gas	Totals	Reserves coverage (years)
Discovered Commercial	3.2	4.9	* 0.04 ** 0.3	**** 1.0	9.4	16
Less 2000 & 2001 Production	(0.6)	(0.5)	(0.03)	(0.01)	(1.2)	2 year's production
discoveries post 2000	0.1	0.3	*** 0.8		1.2	2
Total	2.7	4.6	1.1	1	9.4	16
Discovered sub-commercial	1.5	2.9	* 0.4 ** 0.1	4	8.9	15
Potential	1	6	2	10	19.0	32
Total Potential	5.1	13.5	3.6	15 AGSO 62	37.2	63

- Thylacine & Geographe have increased estimates of the offshore Otway basin potential
- CSG is emerging as a major new resource

Legend

AGSO 2000 Statistics

Origin Energy estimates

* Otway Basin

** Bass Basin

*** Thylacine & Geographe discoveries

**** 2P reserves in 6 major Queensland fields

conservative forecast of reserves cover for the eastern Australian arket would therefore be 16-30 years, and possibly up to 60 years

Meanwhile, the US market has operated on forward cover of approximately 8-10 years for over a decade


bcf
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14
12
10
8
6
4
2
0
Reserves Cover (Years)
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
Revisions
Discoveries
Production
R/P

Source: US DOE/EIA and Deutsche Bank estimates

- It is value destroying to explore for gas too far ahead of market requirements
- Note that revisions to existing producing fields have been almost as important as new discoveries in maintaining cover

Origin Energy has the view that resources closest to market will supply eastern Australia for the next decade



NT
Qld
SA
NSW
Vic
Tas
Cooper
CSG
Otway
Bass
Gippsland

- These resources generally have moderate incremental capital, manageable startup loads and low stranding risk
- Competitive behaviour will ensure that these resources are brought to market in logical order
- Mature resources on the increasing end of the cost curve will seek to hold prices up
- New entrants will have to find unique positions to bring gas to market on competitive terms

Origin energy

n eastern Australia Origin has re-focused exploration and production efforts in areas near gas markets



OERL Interests
OCA Interests
OERL and OCA Interests
Coal Seam Gas (OCA Interests)
Retention lease
Subject to sale to Beach Petroleum
Tristar acquisition (OCA Feb 2002)
Bowen/Surat Basins
5
SA
4
Cooper Basin
Brisbane
0
100
km



SA
Vic
6
Tas
7
0
100
km



Darwin
3
2
1
Perth
WA
NT
Qld
SA
4
5
Brisbane
NSW
Sydney
Adelaide
Vic
6
Melbourne
7
Tas
Hobart

- In mid 90's Origin's main asset was the Cooper Basin ④ (mature with little growth potential)
- Through the late 90's / early 2000's Origin has:

⑤ - developed and acquired significant CSG assets

⑥ - added significant reserves through discoveries in the offshore Otway Basin

⑦ - set about commercialising the Bass Basin

Origin Energy and ANP are jointly developing the SEAGas pipeline from Port Campbell to Adelaide


Adelaide
Melbourne
Port Campbell
Origin Energy Permits
SEAGas Pipeline

- Uncompressed capacity 45 PJ, fully compressed capacity 70 PJ/a
- Awarded pipeline licences in SA and Victoria, commercial arrangements are currently being finalised
- Gas supply from Minerva and Yolla, and potentially Thylacine & Geographe (over 1.3 TCF recoverable in these four fields)
- Origin Energy has exploration permits throughout Otway Basin that stand to benefit from this infrastructure

Origin energy

In the Bass Basin Origin's unique integrated position has allowed the BassGas project to be commercialised



Prospects and Leads
T/18P
Bass Basin - Tasmania
T/18P
T/RL1
AROO EAST
AROO WEST
AROO 1
TREFOIL
CHAPPEL
ROBBINS
MONTAGUE
WHITE IBIS 1
BASS 3
BASS 3 UPDIP
BASS 1
TARDOE 1
0 2 4 6 8 10
KILOMETRES
Origin

- All parties in the Joint Venture have now approved the development
- Phase 1 of staged EPC contracts has commenced - final design & ordering of long lead time items
- First gas scheduled for mid-late 2004
- Development based on an initial 20 PJ/a plus associated liquids from Yolla - but significant follow-up potential exists

Origin energy

Origin Energy has been a long term explorer and producer in the Perth Basin


W01-16
W01-17
W01-18
W01-19
W01-20
W01-21
W01-22
W01-23
W01-24
W01-25
W01-26
Edel 1
Livet 1
Morangie 1
Wittecarra 1
Houtman/Abrolhos Islands
Houtman 1
Gun Island 1
Geelvink 1A
Leander Reef 1
Cliff Head 1
WA-286-P
WESTERN AUSTRALIA
Inset A
Mt Horner
Yardarino
Dongara
Mondarra
Hovea
WA-286-P
Beharra Springs
North Yardanogo
Woodada
See Inset A

* Permits WA-226-P (Origin Operator, equity 57.5%) and WA-286-P containing the Cliff Head discovery (no Origin Energy equity) highlighted

- Origin has had production from Beharra Springs (Perth Basin) and Tubridgi (Carnarvon Basin) since the mid 1990's
- 2001 farm-in to ARC acreage led to the Hovea discovery
- Hovea now delineated with good quality 3D - Hovea 2 scheduled to spud later this month
- Origin has farmed into and taken Operatorship of WA-226-P with similar potential to the Cliff Head block

Origin energy

In New Zealand Origin is pursuing a similar strategy to Australia - positioning close to markets

- **Origin received a substantial carry through the recent Makino well**
- **Origin holds a number of permits along this trend that include several highly rated prospects**

Taranaki Basin Basemap

ncluding fairways, faults, fields and infrastructure)



Origin energy
Permit Boundary
Origin Permit Interest
Eocene Fairway
Fault
Oil Field
Gas Field
Prospect
0
km
OPITO
PEP 38729
POHOKURA
TARIKI SANDSTONE FAIRWAY
TUIHU
PEP 38718
TAWN
MAKINO
PEP 38728
KAPUNI
RIMU/KAARI
KUPE SOUTH
EOCENE FAIRWAY
MAUI
MAARI

OCA's Coal Seam Gas Permits



EASTERN QLD
CSG Fields
N
Lilyvale
Gladstone
Harcourt
Moura
Dawson
Valley
Scotia
Peat
Walloon
Fairway
Talinga
Fairview
Durham
Roma
Aberdeen
149 00 00 E
150 00 00 E
151 00 00 E
152 00 00 E
27 00 00 S

- OCA has interest in the following projects:
  - *Moura (100%)*
  - *Peat (100%)*
  - *Fairview (7%)*
  - *Durham (64% - 98%)*
  - *NE Bowen (50%)*
  - *Walloon (50% - 100%)*
- OCA produces over 25 TJ/d from CSG fields (60% of total CSG production) and is the largest CSG producer in Australia
- Contracts with
  - BP Bulwer Island
  - Energex
  - Ticor

OCA CSG Permits

0 40 80 120 160 200 KILOMETRES

Origin energy

Recent growth in CSG production in Queensland can be compared to growth in the US in the early 1990's


US COAL SEAM GAS PRODUCTION
1400
1200
1000
800
600
400
200
0
Total 2000 Australian
domestic gas demand
1987
1989
1991
1993
1995
1997
1999


Queensland CSG Production
Bcf per year
25
20
15
10
5
0
1995
1996
1997
1998
1999
2000
2001
2002

- 2001 coal seam gas production in the United States was in excess of 1200 PJ/a (7% domestic supply)
- By comparison, total Australian domestic natural gas consumption is approx 800 PJ/yr
- Commercial gas production now from 7 US basins despite cessation of tax credits

In the US CSG production has exceeded 8 TCF from seven major basins, each with different characteristics

180 Tcf estimated producible Coal Seam Gas in 7 major basins

CSG Resource Base


Produced
8.0 Tcf
Proved Reserves
12.2 Tcf
Economic Recoverable
52.1 Tcf
Undiscovered 110.2 Tcf

Major Producing Basins


Appalachian
Warrior
Piceance
Powder River
Raton
San Juan
Uinta
10.3
4.2
5.4
9
3.4
11.3
5.4
0
2
4
6
8
10
12
Economic Recoverable CBM Resources Tcf

Origin energy

Play Fairways - what makes a good CSG resource

- Permeability
- Depth
- Net Coal
- Gas Content

Permeability, Depth, Net Coal → Production Capability

Net Coal, Gas Content → Resource Size

In Australia the resource size is not an issue - rather it is high-grading reserves, production capability and commercialisation skills that will count

Origin energy

Queensland CSG areas show a range of characteristics comparable to those of the premier US basins

US	CHARACTERS	QLD
San Juan	High permeability coals High gas content World class benchmark	Fairview/Durham
Warrior	High Gas Contents Generally low permeability	NE Bowen
Powder River	Low rank, low gas content coals High permeability Generally shallower and low costs	Walloons

OCA is arguably the only company in Australia to have experience across a range of Australian CSG resources

Origin energy

OCA has been able to adapt technology and drive down costs through it Peat and Moura operations

Keys to economic success are:
- **Excellent coal characteristics for high reserves and deliverability**
- **Large resource to enable large drilling programs and lower costs**
- **Shallow and thick coal seams to reduce unit costs**

	RESERVES POTENTIAL (PJ)	RESERVES/WELL (bcf/well)	PEAK PRODUCTION (mcfd)	*DEVELOPMENT COST ($/GJ)
Peat (Gas Cap)	250	2	1000	0.37
Moura (NE Bowen)	4000	0.9	400	0.55
Fairview/Durham	8500	2.5-3.5	900-1500	0.25-0.35
San Juan	11300	6	2000	0.16
Powder River	9000	0.35	180	0.33
Warrior	4200	0.8	250	0.7

* Excludes Gas Processing

This experience is invaluable in being able to demonstrate a commitment to deliver gas to customers

Origin energy

OCA recently acquired in strategic stake in the world class Fairview and Durham fields



25 21 00 S
25 30 00 S
26 00 00 S
26 27 00 S
148 36 00 E
149 00 00 E
149 27 0
Fairview Field
ATP 526P
ATP 592P
PL 90
PL 91
PL 92
PL 99
PL 100
San Juan Fairway
Duke Pipeline
Injune
PLA 125
ATP 701P
PLA 123
Durham Field
PLA 128
Bandanna
Subcrop area
10 km

- A significant fairway of high permeability proven with potential for 8500 PJ to 1000m depth limit
- Total of 50 wells drilled to date (41 Fairview, 9 Durham) producing around 20 MMcfd
- Aggressive drilling program planned on both fields during 2002
- The blue line represents the Palmer Fairway of the San Juan Basin - producing around 2 PJ per day

Origin energy

Producing CSG in Australia is not about finding the resource, it is about having the development skills and market power to commercialise it

- OCA has done the "hard yards" in developing CSG to date and has demonstrated:
  - Technical and operational competence;
  - Ability to deal with complex stakeholder issues (land access, cultural heritage and environmental); and
  - Ability to deliver CSG reliably, on time and to customers expectations.
- Origin Energy has the ability to use its gas supply portfolio, gas market portfolio and national reputation to:
  - Create new projects and gas demand to provide new markets;
  - Fund and guarantee CSG developments on a scale that allows it to tackle large markets; and
  - Overcome any remaining, unwarranted doubts about CSG supply.

Oil Company of Australia provides the technical expertise and Origin Energy provides the commercial strength necessary to realise the potential of CSG

Origin Energy has deliberately focussed exploration and production activities on Australasian gas resources close to markets

- Gas focussed
- Look for gas near markets
- Explore in areas where Origin has a competitive advantage
  - Geological knowledge
  - Operational advantages
  - Market access
- Seek synergies with downstream arms of Origin
  - Exploit spark spread
  - Exploit and develop "pull through"

This has provided Origin with increasing growth opportunities around eastern Australian gas markets

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated May 10, 2002 by William M. Hundy
Secretary

(Signature)